Exhibit 99.1

▪     Cloud Subscription Revenue Up 39% (IFRS) and Up 41% (Non-IFRS at Constant Currencies)

▪     Cloud Eclipsing Software Even Faster than Expected: Cloud Subscription Revenue Now 40% Larger than Software License Revenue

▪     Accelerated New Cloud Bookings Growth, Up 36% (37% at Constant Currencies)

▪     Continued Strong New Cloud and Software License Order Entry, Up 12% at Constant Currencies

▪     Total Revenue Up 8% (IFRS) and Up 10% (Non-IFRS at Constant Currencies)

▪     Operating Profit Down 6% (IFRS) and Up 11% (Non-IFRS at Constant Currencies) Even with Stronger than Expected Cloud Momentum

▪     EPS Down 1% (IFRS) and Up 13% (Non-IFRS)

▪     SAP Raises 2018 Outlook Again Backed by Strong Cloud and Overall Business Momentum

“SAP is the fastest growing cloud company at scale in the enterprise software applications industry. Our growth drivers are firing on all cylinders, especially SAP C/4HANA and SAP S/4HANA as foundations of the Intelligent Enterprise. With a stronger than ever Q4 pipeline, we confidently raise our full year guidance.”

“I am proud of SAP’s excellent business momentum: our accelerating cloud growth shows our strategic priorities are exactly on track. Our non-IFRS operating profit was up double digit even with a higher share of cloud and services revenue. As promised SAP’s business is growing its resilience with a constantly increasing share of more predictable revenue. All of this makes me confident that we will deliver on our raised 2018 outlook and 2020 ambition.”

Bill McDermott, CEO	Luka Mucic, CFO

Walldorf, Germany – October 18, 2018
SAP SE (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2018.

Business Performance

Financial Highlights Third Quarter 2018

New cloud bookings1 growth accelerated to 36% (37% at constant currencies). Cloud subscriptions and support revenue grew 39% year over year to €1.30 billion (IFRS), up 41% (non-IFRS at constant currencies).2 Software revenue was down 9% year over year to €937 million (IFRS), down 8% (non-IFRS at constant currencies). While SAP had a strong software revenue performance in APJ and Greater China, customers in the Americas and parts of EMEA were moving faster than expected to cloud and hybrid models. With its expanded Intelligent Suite in the cloud and unique hybrid capabilities, SAP is capitalizing on this market trend. This is reflected in the strong new cloud and software license order entry3, up 12% at constant currencies year over year in the third quarter. Cloud and software revenue grew 7% year over year to €5.01 billion (IFRS), up 10% (non-IFRS at constant currencies). Total revenue grew 8% year over year to €6.02 billion (IFRS), up 10% (non-IFRS at constant currencies).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue as a percentage of total revenue grew three percentage points year-over-year to 68% in the third quarter.

Amid a higher than expected share of cloud and services revenue third quarter operating profit declined 6% year over year to €1.24 billion (IFRS) and was up 11% (non-IFRS at constant currencies). The IFRS operating profit was mainly impacted by higher share-based compensation expenses. As announced in January 2018, the Company expects a positive revenue and profit impact from the adoption of IFRS 15 in 2018. In the third quarter, this positive impact on SAP’s operating profit was around €74 million. Earnings per share declined 1% at €0.82 (IFRS) and increased 13% to €1.14 (non-IFRS).

Operating cash flow for the first nine months was €3.48 billion, down 16% year-over-year. The decrease in operating cash flow was mainly due to higher share-based compensation payments, higher tax and insurance payments as well as currency headwinds. Free cash flow decreased 26% year-over-year to €2.34 billion. Free cash flow was also lower due to the previously announced additional CapEx for 2018. At the end of the third quarter, net liquidity was -€2.78 billion.

1    New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2  For the third quarter 2018, Callidus contributed €52 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies and negatively impacted the operating margin by approximately 40 basis points. The Callidus acquisition was closed on April 5th 2018.

3  New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Q3 2018 Quarterly Statement	2

Segment Performance Third Quarter 2018

SAP’s three reportable segments “Applications, Technology & Services”, “Customer Experience” and “SAP Business Network” showed the following performance.

Applications, Technology & Services (ATS)

In the third quarter, segment revenue in ATS was up 5% to €5.05 billion year-over-year (up 8% at constant currencies). Solutions which contributed to this growth in the third quarter are listed below.

SAP S/4HANA

SAP S/4HANA is at the core of the Intelligent Enterprise. With S/4HANA, customers automate more and more of their business processes enabling employees to focus on higher-value tasks. It detects patterns, predicts outcomes and suggests actions empowering companies to reinvent their business models for the digital economy across every industry.

S/4HANA adoption grew to approximately 9,500 customers, up 37% year over year. In the third quarter, approximately 50% of the additional S/4HANA customers were net new.

S/4HANA continues to be selected by world-class global companies, including Wipro, Bombardier and McKesson. OSRAM Continental went live with S/4HANA this quarter. A growing number of companies including Delivery Hero and Shanghai Fosun Pharmaceutical Group have chosen S/4HANA in the Cloud. Shell has gone live on S/4HANA Cloud in the third quarter.

Human Capital Management

SAP delivers total workforce management across both permanent and contingent labor. The SAP SuccessFactors suite is localized for 92 countries and 42 languages.

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offering, added more than 200 customers in the quarter and has now more than 2,800 customers globally. Competitive wins included Skechers, Atos, and Air Arabia. American Airlines went live with SAP SuccessFactors Employee Central in the third quarter.

SAP SuccessFactors was recently named a Leader in the Gartner Magic Quadrant for Talent Management Suites and all four IDC MarketScape reports for Worldwide Integrated Talent Management, Performance, Learning and Compensation.

SAP Leonardo

SAP Leonardo brings together cutting-edge technologies – AI, Machine Learning, IoT, Big Data, Advanced Analytics and Blockchain – with deep process and industry expertise, delivering completely new ways of working and powering the Intelligent Enterprise.

Companies like Deloitte and Chint Group are among many others that adopted SAP Leonardo solutions in the third quarter.

SAP Digital Platform

SAP Digital Platform includes SAP Cloud Platform and SAP Data Management Solutions. With SAP HANA’s data rich and real-time in-memory architecture as the foundation, this represents a massive opportunity to drive full use of HANA.

The SAP Cloud Platform (SCP) facilitates new app development, extensions and seamless integration. It orchestrates “hybrid” customer landscapes across on premise and cloud.

The SAP Data Hub is the “enterprise control tower” bringing together multi-source data including unstructured. It provides a 360-degree view of all company data and manages compliance and governance policies from one central location.

Grupo Energía Bogotá is one of many customers that adopted SAP’s Digital Platform solutions in the third quarter.

Customer Experience

In the third quarter, SAP’s C/4HANA customer experience solutions achieved triple-digit growth in new cloud bookings and cloud subscription revenue year-over-year. Segment revenue in Customer Experience was up 54% to €232 million year-over-year (up 54% at constant currencies).

SAP’s C/4HANA solutions serve a wide range of industries across both B2C and B2B and enable businesses to manage their entire front office: marketing, sales, commerce, service, customer data cloud – seamlessly and in real-time.

C/4HANA provides companies with a single, complete view of their customer across all channels and connects demand to the fulfillment engine in one end-to-end value chain.

Giorgio Armani, Dubai Expo 2020, Colgate-Palmolive, HP, and Döhler were among those that chose SAP’s C/4HANA solutions this quarter.

SAP Q3 2018 Quarterly Statement	3

SAP Business Network

In the third quarter, segment revenue in SAP Business Network was up 22% to €675 million year-over-year (up 22% at constant currencies).

With the SAP Business Network SAP provides collaborative commerce capabilities (Ariba), effortless travel and expense processing (Concur) and flexible workforce management (Fieldglass). SAP Business Network is the largest commerce platform in the world with approximately $2.6 trillion4 in global commerce annually transacted in more than 180 countries.

Public Works of Canada, United States Department of Defense, Nationwide, and Commonwealth Bank of Australia chose SAP’s Business Network Solutions in the third quarter.

Segment Results at a Glance

Segment Performance Third Quarter 2018
	Applications, Technology & Services			SAP Business Network			Customer Experience
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud subscriptions and support	600	38	39	563	24	24	151	>100	>100
Segment revenue	5,046	5	8	675	22	22	232	54	54
Segment profit	2,096	4	8	155	60	57	24	21	23
Cloud subscriptions and support gross margin (in %)	48	0pp	-1pp	78	3pp	3pp	70	16pp	16pp
Segment margin (in %)	42	-1pp	0pp	23	5pp	5pp	10	-3pp	-3pp

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 4% (IFRS) and 5% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was strong and grew by 40% (IFRS) and 40% (non-IFRS at constant currencies) with Germany and Russia being highlights. In addition, SAP had strong software revenue growth in Russia, Italy and the Netherlands.

The Company had a strong performance in the Americas region. Cloud and software revenue increased by 9% (IFRS) and increased by 13% (non-IFRS at constant currencies). Cloud subscriptions and support revenue increased by 36% (IFRS) and 38% (non-IFRS at constant currencies) with a solid quarter in the United States. Canada had an especially strong quarter in software revenue.

In the APJ region, SAP had a strong performance. Cloud and software revenue was up by 15% (IFRS) and grew by 17% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was exceptional and grew by 53% (IFRS) and 58% (non-IFRS at constant currencies) with Greater China and Japan being highlights. For software revenue, Greater China, Japan, India and South Korea had impressive quarters.

4  SAP Business Network commerce is the total commerce transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months. Ariba commerce includes procurement and sourcing spend. Previously we only included the total commerce transacted on the Ariba Network in this metric.

SAP Q3 2018 Quarterly Statement	4

Financial Results at a Glance

Third Quarter 2018
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q3 2018	Q3 2017	∆ in %	Q3 2018	Q3 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings2)	N/A	N/A	N/A	411	302	36	37
Cloud subscriptions and support revenue	1,304	937	39	1,315	938	40	41
Software licenses and support revenue	3,702	3,720	0	3,702	3,720	0	2
Cloud and software revenue	5,007	4,657	7	5,017	4,658	8	10
Total revenue	6,020	5,590	8	6,031	5,590	8	10
Share of predictable revenue (in %)	68	65	3pp	68	65	3pp
Operating profit	1,236	1,314	–6	1,742	1,637	6	11
Profit after tax	974	993	–2	1,360	1,214	12
Basic earnings per share (€)	0.82	0.82	–1	1.14	1.01	13
Number of employees (FTE, September 30)	94,989	87,874	8	N/A	N/A	N/A	N/A

Nine months ended September 2018
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q3 2018	Q1–Q3 2017	∆ in %	Q1–Q3 2018	Q1–Q3 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings2)	N/A	N/A	N/A	1,078	857	26	31
Cloud subscriptions and support revenue	3,588	2,775	29	3,614	2,775	30	37
Software licenses and support revenue	10,714	10,968	–2	10,715	10,968	–2	3
Cloud and software revenue	14,302	13,742	4	14,329	13,743	4	10
Total revenue	17,280	16,656	4	17,307	16,657	4	10
Share of predictable revenue (in %)	68	66	2pp	68	66	2pp
Operating profit	3,304	2,913	13	4,618	4,405	5	12
Profit after tax	2,401	2,189	10	3,401	3,220	6
Basic earnings per share (€)	2.01	1.81	11	2.85	2.67	7
Number of employees (FTE, September 30)	94,989	87,874	8	N/A	N/A	N/A	N/A

1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	5

Business Outlook 2018

Due to the strong cloud and overall business momentum the Company is raising its outlook for the full year 2018:

•   Non-IFRS cloud subscriptions and support revenue is now expected to be in a range of €5.150 billion – €5.250 billion at constant currencies (2017: €3.77 billion), up 36.5% – 39.0% at constant currencies. The previous range was €5.050 billion – €5.200 billion at constant currencies.

•   Non-IFRS cloud and software revenue is now expected to be in a range of €21.150 – €21.350 billion at constant currencies (2017: €19.55 billion), up 8.0% – 9.0% at constant currencies. The previous range was €21.025 – €21.250 billion at constant currencies.

•   Non-IFRS total revenue is now expected to be in a range of €25.200 billion – €25.500 billion at constant currencies (2017: €23.46 billion), up 7.5% – 8.5% at constant currencies. The previous range was €24.975 billion – €25.300 billion at constant currencies.

•   Non-IFRS operating profit is now expected to be in a range of €7.425 billion – €7.525 billion at constant currencies (2017: €6.77 billion), up 9.5% - 11.0% at constant currencies. The previous range was €7.400 billion – €7.500 billion at constant currencies.

While SAP’s full-year 2018 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q4 and FY 2018 expected currency impacts.

Expected Currency Impact Based on September 2018 Level for the Rest of the Year
In percentage points	Q4	FY
Cloud subscriptions and support	1 to –1 pp	–4 to –6 pp
Cloud and software	1 to –1 pp	–3 to –5 pp
Operating profit	1 to –1 pp	–3 to –5 pp

IFRS 15 Impact

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP prior years are not restated to conform to the new policies. Consequently, the year over year growth of revenue and profit in 2018 will be impacted by the new policies.

As already announced in SAP’s Q4 2017 Quarterly Statement, the Company expects the full year 2018 impact of the policy change5 on revenue, operating expenses and profit to be as follows:

•   Revenues are expected to experience a benefit of substantially less than €0.1 billion with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

•   Operating expenses are expected to benefit, in cost of sales and marketing, in the amount of approximately €0.2 billion from higher capitalization of sales commissions. Other policy changes will weigh on operating expenses with an additional cost of revenue of substantially less than €0.1 billion.

•   The above-mentioned effects will result in a net positive impact on operating profit of approximately €0.2 billion.

The new revenue recognition policies were described in our Half Year Report 2018. Details regarding the IFRS 15 impact in the third quarter and first nine months can be found in the section ‘Impact of Changes in Accounting Policies’ in this Quarterly Statement.

Ambition 2020

Looking beyond 2018, SAP continues to expect in 2020:

•   €8.2 – €8.7 billion non-IFRS cloud subscriptions and support revenue

•   €28 – €29 billion non-IFRS total revenue

•   €8.5 – €9.0 billion non-IFRS operating profit

•   The share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue) in a range of 70% – 75%.

5  “Impact of the accounting policy change” means the difference between a revenue and profit measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

SAP Q3 2018 Quarterly Statement	6

Additional Information

All numbers for the SAP group and the Customer Experience segment include Callidus revenues and profits from April 5, 2018 onwards. Numbers for periods before the acquisition do not include Callidus’ revenues or profits.

This Quarterly Statement and all information therein is unaudited.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best. Our machine learning, IoT, and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. Our end-to-end suite of applications and services enable more than 413,000 business and public customers to operate profitably, adapt continuously, and make a difference. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q3 2018 Quarterly Statement	7

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018	Q3 2018
Revenues
Cloud subscriptions and support (IFRS)	905	932	937	995	3,769	1,070	1,213	1,304
Cloud subscriptions and support (non-IFRS)	906	932	938	997	3,771	1,072	1,227	1,315
% change – yoy	34	29	22	21	26	18	32	40
% change constant currency – yoy	30	27	27	28	28	31	40	41
Software licenses (IFRS)	691	1,090	1,033	2,058	4,872	625	996	937
Software licenses (non-IFRS)	691	1,090	1,033	2,058	4,872	625	996	937
% change – yoy	13	5	0	–5	0	–10	–9	–9
% change constant currency – yoy	10	4	3	–1	2	–2	–5	–8
Software support (IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735	2,765
Software support (non-IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735	2,765
% change – yoy	7	5	1	0	3	–3	0	3
% change constant currency – yoy	3	4	4	5	4	5	7	6
Software licenses and support (IFRS)	3,422	3,826	3,720	4,813	15,780	3,281	3,731	3,702
Software licenses and support (non-IFRS)	3,422	3,826	3,720	4,813	15,781	3,281	3,731	3,702
% change – yoy	8	5	1	–2	2	–4	–2	0
% change constant currency – yoy	5	4	4	2	4	4	3	2
Cloud and software (IFRS)	4,328	4,757	4,657	5,807	19,549	4,351	4,944	5,007
Cloud and software (non-IFRS)	4,328	4,758	4,658	5,809	19,552	4,353	4,959	5,017
% change – yoy	12	9	5	1	6	1	4	8
% change constant currency – yoy	9	8	8	6	8	9	10	10
Total revenue (IFRS)	5,285	5,782	5,590	6,805	23,461	5,261	5,999	6,020
Total revenue (non-IFRS)	5,285	5,782	5,590	6,807	23,464	5,262	6,014	6,031
% change – yoy	12	10	4	1	6	0	4	8
% change constant currency – yoy	8	9	8	6	8	9	10	10
Share of predictable revenue (IFRS, in %)	69	63	65	55	63	71	66	68
Share of predictable revenue (non-IFRS, in %)	69	63	65	55	63	71	66	68

Profits
Operating profit (IFRS)	673	926	1,314	1,964	4,877	1,025	1,044	1,236
Operating profit (non-IFRS)	1,198	1,570	1,637	2,364	6,769	1,235	1,640	1,742
% change	8	4	0	0	2	3	4	6
% change constant currency	2	3	4	6	4	14	12	11
Profit after tax (IFRS)	530	666	993	1,867	4,056	708	720	974
Profit after tax (non-IFRS)	887	1,120	1,214	2,136	5,356	868	1,173	1,360
% change	16	14	11	17	15	–2	5	12

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.7	56.0	54.8	55.4	56.0	59.3	58.3	58.6
Cloud subscriptions and support gross margin (non-IFRS, in %)	64.6	62.4	60.8	61.0	62.2	63.2	63.6	63.5
Software license and support gross margin (IFRS, in %)	83.3	85.3	86.2	87.8	85.8	85.7	85.8	86.0
Software license and support gross margin (non-IFRS, in %)	85.1	86.6	87.3	88.6	87.0	86.4	87.0	87.1
Cloud and software gross margin (IFRS, in %)	77.9	79.6	79.9	82.2	80.1	79.2	79.0	78.9
Cloud and software gross margin (non-IFRS, in %)	80.8	81.8	82.0	83.9	82.2	80.7	81.2	80.9
Gross margin (IFRS, in %)	66.7	69.0	70.1	73.2	69.9	68.5	68.6	68.3
Gross margin (non-IFRS, in %)	69.9	71.5	72.5	75.2	72.5	70.2	71.5	71.0
Operating margin (IFRS, in %)	12.7	16.0	23.5	28.9	20.8	19.5	17.4	20.5
Operating margin (non-IFRS, in %)	22.7	27.2	29.3	34.7	28.9	23.5	27.3	28.9
AT&S segment – Cloud subscriptions and support gross margin (in %)	53	50	47	43	48	49	49	48
AT&S segment – Gross margin (in %)	71	73	74	76	74	71	73	72
AT&S segment – Segment margin (in %)	36	41	42	47	42	36	41	42
SAP BN segment – Cloud subscriptions and support gross margin (in %)	77	77	76	77	77	77	77	78
SAP BN segment – Gross margin (in %)	67	68	68	68	68	69	69	69
SAP BN segment – Segment margin (in %)	16	17	18	18	17	17	20	23

SAP Q3 2018 Quarterly Statement	8

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018	Q3 2018
SAP CEC Segment – Cloud subscriptions and support gross margin (in %)	68	63	54	63	62	73	74	70
SAP CEC Segment – Gross margin (in %)	76	80	77	87	81	82	81	78
SAP CEC Segment – Segment margin (in %)	–15	7	13	33	14	9	6	10

Key Profit Ratios
Effective tax rate (IFRS, in %)	20.6	26.6	28.6	9.4	19.3	28.5	30.0	23.8
Effective tax rate (non-IFRS, in %)	25.7	27.8	29.2	13.2	22.6	27.8	27.8	23.7

Earnings per share, basic (IFRS, in €)	0.43	0.56	0.82	1.55	3.36	0.59	0.60	0.82
Earnings per share, basic (non-IFRS, in €)	0.73	0.94	1.01	1.77	4.44	0.73	0.98	1.14

Order Entry
New Cloud Bookings	215	340	302	591	1,448	245	421	411
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	35	32	27	31	31	20	32	28
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	31	31	30	31	31	39	31	35
Contract liabilities / deferred income (current)	6,215	4,898	3,531	2,771	2,771	5,041	4,867	3,603
Orders – Number of on-premise software deals (in transactions)	13,115	14,361	13,889	17,782	59,147	13,549	14,538	13,794
Share of orders greater than €5 million based on total software order entry volume (in %)	27	31	29	30	30	18	29	22
Share of orders smaller than €1 million based on total software order entry volume (in %)	46	40	41	37	40	50	41	42

Liquidity and Cash Flow
Net cash flows from operating activities	2,872	642	611	920	5,045	2,578	407	499
Free cash flow	2,581	322	258	609	3,770	2,151	16	171
% of total revenue (IFRS)	49	6	5	9	16	41	0	3
% of profit after tax (IFRS)	487	48	26	33	93	304	2	18
Group liquidity, gross	7,345	4,927	4,960	4,785	4,785	8,270	4,688	4,738
Group debt	–7,805	–6,716	–6,667	–6,264	–6,264	–7,723	–7,660	–7,521
Group liquidity, net	–460	–1,789	–1,706	–1,479	–1,479	546	–2,972	–2,784
Days’ sales outstanding (DSO, in days)1)	72	72	72	70	70	68	68	68

Financial Position
Cash and cash equivalents	5,937	4,236	4,220	4,011	4,011	7,598	4,515	4,507
Goodwill	23,091	21,949	21,353	21,271	21,271	20,854	23,377	23,510
Total assets	47,724	42,900	41,430	42,509	42,509	45,473	45,481	45,646
Equity ratio (total equity in % of total assets)	56	57	59	60	60	56	57	59

Non-Financials
Number of employees (quarter end)2)	85,751	87,114	87,874	88,543	88,543	91,120	93,846	94,989
Employee retention (in %, rolling 12 months)	94.4	94.7	94.5	94.6	94.6	94.4	94.3	94.1
Women in management (in %, quarter end)	24.8	25.0	25.2	25.4	25.4	25.6	25.8	25.9
Greenhouse gas emissions (in kilotons)	100	55	80	90	325	100	75	65

1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	9

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q3 2018	Q3 2017	∆ in %
Cloud subscriptions and support	1,304	937	39
Software licenses	937	1,033	–9
Software support	2,765	2,687	3
Software licenses and support	3,702	3,720	0
Cloud and software	5,007	4,657	7
Services	1,013	932	9
Total revenue	6,020	5,590	8

Cost of cloud subscriptions and support	–540	–423	28
Cost of software licenses and support	–517	–512	1
Cost of cloud and software	–1,057	–935	13
Cost of services	–851	–738	15
Total cost of revenue	–1,908	–1,673	14
Gross profit	4,112	3,917	5
Research and development	–918	–781	18
Sales and marketing	–1,673	–1,640	2
General and administration	–284	–251	13
Restructuring	–4	67	<-100
Other operating income/expense, net	2	1	97
Total operating expenses	–4,784	–4,276	12
Operating profit	1,236	1,314	–6

Other non-operating income/expense, net	33	4	>100
Finance income	84	130	–36
Finance costs	–74	–58	28
Financial income, net	10	73	–87
Profit before tax	1,278	1,390	–8

Income tax expense	–304	–398	–24
Profit after tax	974	993	–2
Attributable to owners of parent	973	983	–1
Attributable to non-controlling interests	1	9	–94

Earnings per share, basic (in €)1)	0.82	0.82	–1
Earnings per share, diluted (in €)1)	0.82	0.82	–1

1) For the three months ended September 30, 2018 and 2017, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,198 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	10

Consolidated Income Statements of SAP Group (IFRS) – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2018	Q1–Q3 2017	∆ in %
Cloud subscriptions and support	3,588	2,775	29
Software licenses	2,558	2,814	–9
Software support	8,156	8,154	0
Software licenses and support	10,714	10,968	–2
Cloud and software	14,302	13,742	4
Services	2,978	2,914	2
Total revenue	17,280	16,656	4

Cost of cloud subscriptions and support	–1,481	–1,216	22
Cost of software licenses and support	–1,518	–1,646	–8
Cost of cloud and software	–2,999	–2,862	5
Cost of services	–2,451	–2,366	4
Total cost of revenue	–5,450	–5,228	4
Gross profit	11,831	11,428	4
Research and development	–2,680	–2,475	8
Sales and marketing	–4,986	–5,055	–1
General and administration	–832	–820	1
Restructuring	–26	–174	–85
Other operating income/expense, net	–3	9	<-100
Total operating expenses	–13,976	–13,743	2
Operating profit	3,304	2,913	13

Other non-operating income/expense, net	–58	–6	>100
Finance income	269	273	–2
Finance costs	–218	–213	2
Financial income, net	50	59	–15
Profit before tax	3,297	2,966	11

Income tax expense	–895	–777	15
Profit after tax	2,401	2,189	10
Attributable to owners of parent	2,400	2,172	10
Attributable to non-controlling interests	1	17	–94

Earnings per share, basic (in €)1)	2.01	1.81	11
Earnings per share, diluted (in €)1)	2.01	1.81	11

1) For the nine months ended September 30, 2018 and 2017, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	11

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at 9/30/2018 and 12/31/2017
€ millions	2018	20171)
Cash and cash equivalents	4,507	4,011
Other financial assets	484	990
Trade and other receivables	4,931	5,899
Other non-financial assets	1,024	725
Tax assets	444	306
Total current assets	11,391	11,930
Goodwill	23,510	21,271
Intangible assets	3,258	2,967
Property, plant, and equipment	3,420	2,967
Other financial assets	1,461	1,155
Trade and other receivables	123	118
Other non-financial assets	1,024	621
Tax assets	438	443
Deferred tax assets	1,022	1,037
Total non-current assets	34,255	30,579
Total assets	45,646	42,509

€ millions	2018	20171)
Trade and other payables	1,246	1,151
Tax liabilities	504	597
Financial liabilities	1,123	1,561
Other non-financial liabilities	3,511	3,946
Provisions	107	184
Contract liabilities / deferred income	3,603	2,771
Total current liabilities	10,094	10,210
Trade and other payables	119	119
Tax liabilities	542	471
Financial liabilities	6,802	5,034
Other non-financial liabilities	507	503
Provisions	259	303
Deferred tax liabilities	215	251
Contract liabilities / deferred income	101	79
Total non-current liabilities	8,545	6,759
Total liabilities	18,639	16,969
Issued capital	1,229	1,229
Share premium	543	570
Retained earnings	25,769	24,794
Other components of equity	1,004	508
Treasury shares	–1,580	–1,591
Equity attributable to owners of parent	26,964	25,509

Non-controlling interests	43	31
Total equity	27,006	25,540
Total equity and liabilities	45,646	42,509

1) Under the adoption methods we chose for IFRS 15 and IFRS 9, prior years are not restated to conform to the new policies.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	12

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q3 2018	Q1–Q3 2017
Profit after tax	2,401	2,189
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	986	961
Income tax expense	895	777
Financial income, net	–50	–59
Decrease/increase in sales and bad debt allowances on trade receivables	–59	–15
Other adjustments for non-cash items	–13	–35
Decrease/increase in trade and other receivables	1,522	731
Decrease/increase in other assets	–554	–338
Decrease/increase in trade payables, provisions, and other liabilities	–505	–456
Decrease/increase in contract liabilities/deferred income	86	1,480
Interest paid	–123	–145
Interest received	75	53
Income taxes paid, net of refunds	–1,177	–1,016
Net cash flows from operating activities	3,484	4,125
Business combinations, net of cash and cash equivalents acquired	–2,017	–22
Purchase of intangible assets or property, plant, and equipment	–1,146	–964
Proceeds from sales of intangible assets or property, plant, and equipment	54	77
Purchase of equity or debt instruments of other entities	–810	–2,098
Proceeds from sales of equity or debt instruments of other entities	1,309	2,371
Net cash flows from investing activities	–2,609	–636
Dividends paid	–1,671	–1,499
Dividends paid on non-controlling interests	–6	–39
Purchase of treasury shares	0	–288
Proceeds from borrowings	1,833	27
Repayments of borrowings	–626	–1,007
Net cash flows from financing activities	–470	–2,806
Effect of foreign currency rates on cash and cash equivalents	91	–165
Net decrease/increase in cash and cash equivalents	496	518
Cash and cash equivalents at the beginning of the period	4,011	3,702
Cash and cash equivalents at the end of the period	4,507	4,220
Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	13

Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated	Q3 2018		Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	470	474	358	31	33
Cloud subscriptions and support – IaaS2)	131	132	77	70	72
Cloud subscriptions and support	600	606	435	38	39
Software licenses	860	869	942	–9	–8
Software support	2,761	2,851	2,683	3	6
Software licenses and support	3,621	3,719	3,625	0	3
Cloud and software	4,221	4,326	4,059	4	7
Services	825	857	757	9	13
Total segment revenue	5,046	5,183	4,816	5	8
Cost of cloud subscriptions and support – SaaS/PaaS1)	–206	–216	–151	36	43
Cost of cloud subscriptions and support – IaaS2)	–109	–110	–78	39	41
Cost of cloud subscriptions and support	–315	–326	–230	37	42
Cost of software licenses and support	–459	–466	–453	1	3
Cost of cloud and software	–773	–792	–683	13	16
Cost of services	–630	–641	–567	11	13
Total cost of revenue	–1,403	–1,433	–1,249	12	15
Segment gross profit	3,644	3,750	3,567	2	5
Other segment expenses	–1,548	–1,571	–1,542	0	2
Segment profit	2,096	2,179	2,025	4	8
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	56	54	58	–2pp	–3pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	17	17	–2	19pp	18pp
Cloud subscriptions and support gross margin (in %)	48	46	47	0pp	–1pp
Gross margin (in %)	72	72	74	–2pp	–2pp
Segment margin (in %)	42	42	42	–1pp	0pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	14

SAP Business Network

€ millions, unless otherwise stated	Q3 2018		Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	563	563	453	24	24
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	563	563	453	24	24
Software licenses	0	0	0	0	0
Software support	4	4	4	–14	–14
Software licenses and support	4	4	4	–14	–14
Cloud and software	566	566	457	24	24
Services	109	108	95	15	14
Total segment revenue	675	675	552	22	22
Cost of cloud subscriptions and support – SaaS/PaaS1)	–121	–122	–109	11	11
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–121	–122	–109	11	11
Cost of software licenses and support	–1	–1	–1	4	4
Cost of cloud and software	–123	–123	–111	11	11
Cost of services	–86	–87	–66	30	31
Total cost of revenue	–209	–210	–177	18	19
Segment gross profit	467	465	375	24	24
Other segment expenses	–311	–312	–278	12	12
Segment profit	155	152	97	60	57
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	78	78	76	3pp	3pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	78	78	76	3pp	3pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	23	23	18	5pp	5pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	15

Customer Experience

€ millions, unless otherwise stated	Q3 2018		Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	151	151	50	>100	>100
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	151	151	50	>100	>100
Software licenses	78	78	100	–23	–22
Software support	0	0	0	0	0
Software licenses and support	78	79	100	–22	–21
Cloud and software	229	230	150	53	53
Services	3	3	1	>100	>100
Total segment revenue	232	233	151	54	54
Cost of cloud subscriptions and support – SaaS/PaaS1)	–45	–46	–23	96	97
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–45	–46	–23	96	97
Cost of software licenses and support	–5	–5	–12	–62	–61
Cost of cloud and software	–50	–50	–35	42	43
Cost of services	–2	–2	0	>100	>100
Total cost of revenue	–52	–52	–35	47	48
Segment gross profit	180	181	116	56	56
Other segment expenses	–156	–157	–96	63	63
Segment profit	24	24	20	21	23
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	70	70	54	16pp	16pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	70	70	54	16pp	16pp
Gross margin (in %)	78	78	77	1pp	1pp
Segment margin (in %)	10	10	13	–3pp	–3pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	16

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated		Q3 2018		Q3 2017	∆ in %	∆ in %

		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	563	563	453	24	24
	Other3)	622	626	408	52	53
	Total	1,184	1,189	861	38	38

Cloud subscriptions and support revenue – IaaS2)		131	132	77	70	72
Cloud subscriptions and support revenue		1,315	1,321	938	40	41
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	78	78	76	3pp	3pp
	Other3)	60	60	56	4pp	4pp
	Total	69	69	66	2pp	2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		17	17	–2	19pp	18pp
Cloud subscriptions and support gross margin (in %)		64	63	61	3pp	3pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	17

Segment Reporting – Year-to-Date

Applications, Technology & Services

€ millions, unless otherwise stated		Q1–Q3 2018	Q1–Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,317	1,387	1,028	28	35
Cloud subscriptions and support – IaaS2)	347	365	234	48	56
Cloud subscriptions and support	1,665	1,752	1,262	32	39
Software licenses	2,331	2,416	2,537	–8	–5
Software support	8,147	8,633	8,139	0	6
Software licenses and support	10,478	11,049	10,677	–2	3
Cloud and software	12,142	12,800	11,939	2	7
Services	2,399	2,570	2,359	2	9
Total segment revenue	14,542	15,371	14,298	2	7
Cost of cloud subscriptions and support – SaaS/PaaS1)	–554	–585	–414	34	41
Cost of cloud subscriptions and support – IaaS2)	–302	–314	–218	38	44
Cost of cloud subscriptions and support	–855	–899	–632	35	42
Cost of software licenses and support	–1,368	–1,433	–1,421	–4	1
Cost of cloud and software	–2,223	–2,332	–2,053	8	14
Cost of services	–1,851	–1,952	–1,833	1	6
Total cost of revenue	–4,074	–4,284	–3,886	5	10
Segment gross profit	10,468	11,087	10,413	1	6
Other segment expenses	–4,688	–4,912	–4,737	–1	4
Segment profit	5,780	6,175	5,676	2	9
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	58	58	60	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	13	14	7	6pp	7pp
Cloud subscriptions and support gross margin (in %)	49	49	50	–1pp	–1pp
Gross margin (in %)	72	72	73	–1pp	–1pp
Segment margin (in %)	40	40	40	0pp	0pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	18

SAP Business Network

€ millions, unless otherwise stated		Q1–Q3 2018	Q1–Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,577	1,676	1,378	14	22
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	1,577	1,676	1,378	14	22
Software licenses	0	0	0	0	0
Software support	12	13	15	–21	–15
Software licenses and support	12	13	15	–20	–14
Cloud and software	1,589	1,689	1,393	14	21
Services	320	338	297	8	14
Total segment revenue	1,908	2,026	1,690	13	20
Cost of cloud subscriptions and support – SaaS/PaaS1)	–351	–373	–323	9	16
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–351	–373	–323	9	16
Cost of software licenses and support	–5	–5	–3	50	62
Cost of cloud and software	–355	–378	–326	9	16
Cost of services	–236	–250	–218	8	14
Total cost of revenue	–591	–628	–544	9	15
Segment gross profit	1,317	1,399	1,146	15	22
Other segment expenses	–933	–993	–859	9	16
Segment profit	384	406	287	34	41
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	78	78	77	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	78	78	77	1pp	1pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	20	20	17	3pp	3pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	19

Customer Experience

€ millions, unless otherwise stated		Q1–Q3 2018	Q1–Q3 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	368	382	134	>100	>100
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	368	382	134	>100	>100
Software licenses	227	236	276	–18	–14
Software support	1	1	0	0	0
Software licenses and support	228	237	275	–17	–14
Cloud and software	595	619	410	45	51
Services	6	7	3	>100	>100
Total segment revenue	602	626	413	46	52
Cost of cloud subscriptions and support – SaaS/PaaS1)	–103	–105	–52	96	>100
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–103	–105	–52	96	>100
Cost of software licenses and support	–15	–16	–40	–61	–60
Cost of cloud and software	–118	–121	–92	28	31
Cost of services	–1	–1	0	>100	>100
Total cost of revenue	–119	–122	–93	29	32
Segment gross profit	482	504	320	51	57
Other segment expenses	–432	–449	–307	41	47
Segment profit	51	54	13	>100	>100
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	72	72	61	11pp	12pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	72	72	61	11pp	12pp
Gross margin (in %)	80	80	77	3pp	3pp
Segment margin (in %)	8	9	3	5pp	5pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	20

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q1–Q3 2018	Q1–Q3 2017	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue –SaaS/PaaS1)	SAP Business Network segment	1,577	1,676	1,378	14	22
	Other3)	1,690	1,769	1,163	45	52
	Total	3,267	3,445	2,541	29	36
Cloud subscriptions and support revenue – IaaS2)		347	365	234	48	56
Cloud subscriptions and support revenue		3,614	3,810	2,775	30	37
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	78	78	77	1pp	1pp
	Other3)	61	60	57	3pp	3pp
	Total	69	69	68	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		13	14	7	6pp	7pp
Cloud subscriptions and support gross margin (in %)		63	63	63	1pp	1pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Due to rounding numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	21

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q3 2018			Q3 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,304	10	1,315	6	1,321	937	0	938	39	40	41
Software licenses	937	0	937	10	947	1,033	0	1,033	–9	–9	–8
Software support	2,765	0	2,765	89	2,854	2,687	0	2,687	3	3	6
Software licenses and support	3,702	0	3,702	99	3,801	3,720	0	3,720	0	0	2
Cloud and software	5,007	11	5,017	105	5,122	4,657	0	4,658	7	8	10
Services	1,013	0	1,013	31	1,045	932	0	932	9	9	12
Total revenue	6,020	11	6,031	136	6,167	5,590	0	5,590	8	8	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–540	61	–479			–423	56	–368	28	30
Cost of software licenses and support	–517	41	–476			–512	41	–471	1	1
Cost of cloud and software	–1,057	101	–956			–935	97	–839	13	14
Cost of services	–851	59	–792			–738	41	–697	15	14
Total cost of revenue	–1,908	160	–1,747			–1,673	137	–1,536	14	14
Gross profit	4,112	171	4,283			3,917	138	4,055	5	6
Research and development	–918	91	–828			–781	64	–717	18	15
Sales and marketing	–1,673	201	–1,471			–1,640	162	–1,478	2	0
General and administration	–284	39	–245			–251	28	–223	13	10
Restructuring	–4	4	0			67	–67	0	<-100	NA
Other operating income/expense, net	2	0	2			1	0	1	97	97
Total operating expenses	–4,784	496	–4,289	–67	–4,356	–4,276	323	–3,953	12	9	10

Profit Numbers
Operating profit	1,236	506	1,742	69	1,811	1,314	323	1,637	–6	6	11
Other non-operating income/expense, net	33	0	33			4	0	4	>100	>100
Finance income	84	0	84			130	0	130	–36	–36
Finance costs	–74	0	–74			–58	0	–58	28	28
Financial income, net	10	0	10			73	0	73	–87	–87
Profit before tax	1,278	506	1,784			1,390	323	1,714	–8	4
Income tax expense	–304	–119	–424			–398	–102	–500	–24	–15
Profit after tax	974	387	1,360			993	221	1,214	–2	12
Attributable to owners of parent	973	387	1,360			983	221	1,204	–1	13
Attributable to non-controlling interests	1	0	1			9	0	9	–94	–94

Key Ratios
Operating margin (in %)	20.5		28.9		29.4	23.5		29.3	–3.0pp	–0.4pp	0.1pp
Effective tax rate (in %)3)	23.8		23.7			28.6		29.2	–4.8pp	–5.4pp
Earnings per share, basic (in €)	0.82		1.14			0.82		1.01	–1	13

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

SAP Q3 2018 Quarterly Statement	22

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2018 and Q3 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	23

Reconciliation from Non-IFRS Numbers to IFRS Numbers –
Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2018					Q1–Q3 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	3,588	26	3,614	196	3,810	2,775	0	2,775	29	30	37
Software licenses	2,558	0	2,558	94	2,653	2,814	0	2,814	–9	–9	–6
Software support	8,156	0	8,156	490	8,646	8,154	0	8,154	0	0	6
Software licenses and support	10,714	0	10,715	584	11,299	10,968	0	10,968	–2	–2	3
Cloud and software	14,302	27	14,329	781	15,109	13,742	1	13,743	4	4	10
Services	2,978	0	2,978	201	3,179	2,914	0	2,914	2	2	9
Total revenue	17,280	27	17,307	981	18,288	16,656	1	16,657	4	4	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–1,481	161	–1,320			–1,216	178	–1,039	22	27
Cost of software licenses and support	–1,518	112	–1,406			–1,646	151	–1,495	–8	–6
Cost of cloud and software	–2,999	273	–2,726			–2,862	329	–2,533	5	8
Cost of services	–2,451	145	–2,306			–2,366	126	–2,240	4	3
Total cost of revenue	–5,450	417	–5,032			–5,228	455	–4,773	4	5
Gross profit	11,831	444	12,275			11,428	455	11,884	4	3
Research and development	–2,680	217	–2,462			–2,475	216	–2,258	8	9
Sales and marketing	–4,986	520	–4,466			–5,055	536	–4,519	–1	–1
General and administration	–832	106	–725			–820	109	–710	1	2
Restructuring	–26	26	0			–174	174	0	–85	NA
Other operating income/expense, net	–3	0	–3			9	0	9	<-100	<-100
Total operating expenses	–13,976	1,286	–12,690	–666	–13,356	–13,743	1,491	–12,252	2	4	9

Profit Numbers
Operating profit	3,304	1,313	4,618	315	4,933	2,913	1,492	4,405	13	5	12
Other non-operating income/expense, net	–58	0	–58			–6	0	–6	>100	>100
Finance income	269	0	269			273	0	273	–2	–2
Finance costs	–218	0	–218			–213	0	–213	2	2
Financial income, net	50	0	50			59	0	59	–15	–15
Profit before tax	3,297	1,313	4,610			2,966	1,492	4,458	11	3
Income tax expense	–895	–313	–1,209			–777	–461	–1,238	15	–2
Profit after tax	2,401	1,000	3,401			2,189	1,031	3,220	10	6
Attributable to owners of parent	2,400	1,000	3,400			2,172	1,031	3,203	10	6
Attributable to non-controlling interests	1	0	1			17	0	17	–94	–94

Key Ratios
Operating margin (in %)	19.1		26.7		27.0	17.5		26.4	1.6pp	0.2pp	0.5pp
Effective tax rate (in %)3)	27.2		26.2			26.2		27.8	1.0pp	–1.6pp
Earnings per share, basic (in €)	2.01		2.85			1.81		2.67	11	7

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q3 2018 Quarterly Statement	24

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2018 and 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	25

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2018	Q1–Q3 2018	Q3 2018	Q1–Q3 2017	Q3 2017
Operating profit (IFRS)		3,304	1,236	2,913	1,314
Revenue adjustments	30–60	27	11	1	0
Adjustment for acquisition-related charges	550–610	422	144	449	140
Adjustment for share-based payment expenses	800–1,100	838	347	868	250
Adjustment for restructuring	25–35	26	4	174	–67
Operating expense adjustments		1,286	496	1,491	323
Operating profit adjustments		1,313	506	1,492	323
Operating profit (non-IFRS)		4,618	1,742	4,405	1,637

Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2018					Q3 2017
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acqui- sition- Related	SBP1)	Restruc-turing	Non-IFRS
Cost of cloud and software	–1,057	69	32	0	–956	–935	72	24	0	–839
Cost of services	–851	2	57	0	–792	–738	2	39	0	–697
Research and development	–918	2	89	0	–828	–781	3	61	0	–717
Sales and marketing	–1,673	71	130	0	–1,471	–1,640	62	100	0	–1,478
General and administration	–284	1	38	0	–245	–251	1	26	0	–223
Restructuring	–4	0	0	4	0	67	0	0	–67	0
Other operating income/expense, net	2	0	0	0	2	1	0	0	0	1
Total operating expenses	–4,784	144	347	4	–4,289	–4,276	140	250	–67	–3,953

1) Share-based payments

€ millions	Q1–Q3 2018					Q1–Q3 2017
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acqui- sition- Related	SBP1)	Restruc-turing	Non-IFRS
Cost of cloud and software	–2,999	195	78	0	–2,726	–2,862	236	92	0	–2,533
Cost of services	–2,451	7	138	0	–2,306	–2,366	6	120	0	–2,240
Research and development	–2,680	5	212	0	–2,462	–2,475	8	208	0	–2,258
Sales and marketing	–4,986	205	315	0	–4,466	–5,055	196	340	0	–4,519
General and administration	–832	11	96	0	–725	–820	2	107	0	–710
Restructuring	–26	0	0	26	0	–174	0	0	174	0
Other operating income/expense, net	–3	0	0	0	–3	9	0	0	0	9
Total operating expenses	–13,976	422	838	26	–12,690	–13,743	449	868	174	–12,252

1) Share-based payments

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	26

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2018	Q1–Q3 2018	Q3 2017	Q1–Q3 2017
Cost of cloud and software	–1	–3	50	–55
Cost of services	–1	–9	3	–107
Research and development	–2	–3	7	–10
Sales and marketing	–1	–10	7	–2
General and administration	0	0	0	0
Restructuring expenses	–4	–26	67	–174

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	27

Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions					Q3 2018			Q3 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region

EMEA	363	0	363	0	364	259	0	259	40	40	40
Americas	784	10	795	1	796	576	0	576	36	38	38
APJ	157	0	157	5	161	102	0	102	53	53	58
Cloud subscriptions and support revenue	1,304	10	1,315	6	1,321	937	0	938	39	40	41

Cloud and software revenue by region
EMEA	2,186	0	2,186	16	2,202	2,099	0	2,099	4	4	5
Americas	2,008	10	2,019	72	2,091	1,849	0	1,849	9	9	13
APJ	813	0	813	17	830	709	0	709	15	15	17
Cloud and software revenue	5,007	11	5,017	105	5,122	4,657	0	4,658	7	8	10

Total revenue by region

Germany	902	0	902	0	901	857	0	857	5	5	5
Rest of EMEA	1,714	0	1,714	19	1,733	1,636	0	1,637	5	5	6
Total EMEA	2,616	0	2,616	19	2,634	2,494	0	2,494	5	5	6
United States	2,005	10	2,015	–22	1,994	1,800	0	1,800	11	12	11
Rest of Americas	439	0	439	119	558	447	0	447	–2	–2	25
Total Americas	2,444	10	2,454	97	2,551	2,247	0	2,247	9	9	14
Japan	240	0	240	–2	239	198	0	198	21	21	21
Rest of APJ	721	0	721	21	742	651	0	651	11	11	14
Total APJ	961	0	961	20	981	849	0	849	13	13	16
Total revenue	6,020	11	6,031	136	6,167	5,590	0	5,590	8	8	10

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	28

Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions					Q1–Q3 2018			Q1–Q3 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region

EMEA	1,034	0	1,034	27	1,061	738	0	738	40	40	44
Americas	2,117	26	2,143	141	2,284	1,735	0	1,735	22	24	32
APJ	436	0	436	29	465	302	0	302	45	45	54
Cloud subscriptions and support revenue	3,588	26	3,614	196	3,810	2,775	0	2,775	29	30	37

Cloud and software revenue by region
EMEA	6,393	0	6,393	114	6,507	5,992	0	5,992	7	7	9
Americas	5,594	27	5,620	534	6,155	5,572	1	5,573	0	1	10
APJ	2,315	0	2,315	132	2,447	2,178	0	2,178	6	6	12
Cloud and software revenue	14,302	27	14,329	781	15,109	13,742	1	13,743	4	4	10

Total revenue by region

Germany	2,519	0	2,519	2	2,521	2,312	0	2,312	9	9	9
Rest of EMEA	5,159	0	5,159	136	5,295	4,886	0	4,886	6	6	8
Total EMEA	7,678	0	7,678	138	7,816	7,198	0	7,199	7	7	9
United States	5,578	27	5,604	365	5,970	5,488	1	5,488	2	2	9
Rest of Americas	1,290	0	1,290	321	1,611	1,358	0	1,358	–5	–5	19
Total Americas	6,867	27	6,894	687	7,581	6,846	1	6,847	0	1	11
Japan	683	0	683	36	719	647	0	647	6	6	11
Rest of APJ	2,052	0	2,052	120	2,173	1,964	0	1,964	4	4	11
Total APJ	2,735	0	2,735	156	2,891	2,612	0	2,612	5	5	11
Total revenue	17,280	27	17,307	981	18,288	16,656	1	16,657	4	4	10

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

SAP Q3 2018 Quarterly Statement	29

Employees by Region and Functional Areas

Full-time equivalents				9/30/2018				9/30/2017
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,237	4,109	5,183	15,529	5,760	3,839	4,707	14,306
Services	8,097	5,682	5,491	19,270	7,407	4,792	4,751	16,951
Research and development	12,113	5,616	8,787	26,516	11,199	5,240	8,386	24,826
Sales and marketing	9,839	9,532	5,008	24,379	9,199	9,118	4,889	23,206
General and administration	2,784	1,916	1,098	5,798	2,706	1,801	1,041	5,548
Infrastructure	2,010	931	555	3,496	1,688	852	498	3,038
SAP Group (9/30)	41,080	27,786	26,123	94,989	37,960	25,642	24,272	87,874
Thereof acquisitions1)	638	952	434	2,024	4	13	0	17
SAP Group (nine months’ end average)	40,077	27,274	25,493	92,844	37,250	25,359	23,925	86,534

1) Acquisitions closed between January 1 and September 30 of the respective year

SAP Q3 2018 Quarterly Statement	30

Accounting Policy Disclosures

Adoption of IFRS 15

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP, prior years (including the prior-period numbers presented in the primary financial statements in this quarterly statement) are not restated to conform to the new policies.

The impact of the policy change6 in the third quarter (first nine months) of 2018 was as follows:

–         Software licenses and support revenues experienced a benefit of €26 million (€49 million), with most of the difference resulting from:

▪          exercises of customer software purchase options granted in prior years which result in software revenue, as well as;

▪          revised recognition pattern for one single on-premise software subscription contract which includes an obligation to deliver, in the future, unspecified software products.

Together with other offsetting effects this resulted in a benefit of €24 million (€40 million) on total revenue.

–         Operating expenses benefitted, in cost of sales and marketing, in the amount of €44 million (€127 million) from higher capitalization of sales commissions net of higher amortization of amounts capitalized.

–         The abovementioned effects together with other insignificant effects resulted in a net positive impact on operating profit of approximately €74 million (€172 million).

Per September 30, 2018, balance sheet line items are affected by the application of IFRS 15 as compared to our pre-IFRS 15 accounting policies as follows:

–         Non-current and current other non-financial assets were higher by €240 million and €48 million, respectively (January 1, 2018: higher by €132 million and €26 million, respectively) due to the higher capitalization of sales commissions.

–         Trade and other receivables and contract liabilities were lower by €658 million and €595 million, respectively (January 1, 2018: higher by €560 million and €652 million, respectively), resulting from changes in the timing of and amounts recognized as contract balances.

–         Provisions were lower by €13 million (January 1, 2018: lower by €25 million), reflecting lower provisions for onerous customer contracts.

–         Intangible Assets were higher by €32 million (January 1, 2018: higher by €14 million), due to capitalization of costs for certain customer-specific on-premise software development arrangements.

Adoption of IFRS 9

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 9 ‘Financial Instruments’. Under the IFRS 9 adoption method chosen by SAP, prior years are not restated to conform to the new policies.

The impact of the policy change as of January 1, 2018 was as follows:

–         Trade receivables are lower by €25 million resulting from the application of the expected credit loss model.

–         OCI is lower by €157 million resulting from the reclassification of amounts attributable to available-for-sale financial assets accumulated in OCI so far to opening retained earnings.

Please also refer to Note (3e) of our Integrated Report 2017 for further qualitative explanations of the changes in accounting policies as a result of the adoption of IFRS 9 and IFRS 15.

6  “Impact of the policy change” means the difference between a measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

SAP Q3 2018 Quarterly Statement	31

Foreign Currencies

We apply hyperinflation accounting for our subsidiary in Venezuela, by restating the financial statements of this subsidiary for the current period to account for changes in the general purchasing power of the local currency based on relevant price indices at the reporting date. The restated financial statements of our subsidiary in Venezuela are translated at closing rates. Most significantly impacted by this accounting are:

–         Total revenue (decrease of €16 million and €5 million in the third quarter and the nine months of 2018 respectively),

–         Operating profit (decrease of €14 million and €5 million in the third quarter and the nine months of 2018 respectively),

–         Other non-operating income/expense (gain of €49 million and loss of €3 million in the third quarter and the nine months of 2018 respectively),

–         Equity (retained earnings and other comprehensive income) (increase of €15 million as at 9/30/2018),

–         Contract liabilities (decrease of €15 million as at 9/30/2018).

SAP Q3 2018 Quarterly Statement	32